Filed by Heritage Oaks Bancorp
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Business First National Bank
Act Filing No. 000-25020

HERITAGE OAKS BANCORP ENTERS INTO DEFINITIVE AGREEMENT
TO ACQUIRE BUSINESS FIRST NATIONAL BANK OF SANTA BARBARA

Paso Robles, CA and Santa Barbara, CA: Heritage Oaks Bancorp (NASDAQ:HEOP), the parent company of Heritage Oaks Bank, and Business First National Bank announced today that they have entered into a definitive agreement for the acquisition of Business First National Bank by Heritage Oaks Bancorp in an approximately 75% stock and 25% cash merger. The agreement provides for each Business First National Bank shareholder to receive $3.44 in cash and 0.5758 shares of Heritage Oaks common stock in exchange for each share of Business First National Bank common stock. Based on Heritage Oaks’ closing market price on May 29, 2007, the merger is valued at $13.69 per Business First National Bank share or a total transaction value of approximately $20.6 million.

Upon completion of the merger, Business First National Bank will operate as Business First, a division of Heritage Oaks Bank. The merger will combine Business First National Bank's two branches in Santa Barbara with Heritage Oak's network of 12 branches throughout San Luis Obispo County and northern Santa Barbara County. Lawrence P. Ward will continue his role as CEO of Heritage Oaks Bancorp, leading the combined organization. Joanne Funari, current President of Business First National Bank, will continue as President of the Business First division of Heritage Oaks Bank.

”We are very excited to partner with the team from Business First and enter the Santa Barbara market,” said Ward. “This acquisition is an attractive strategic opportunity for both of our companies. Shareholders, customers and employees should all benefit from this partnership as we work to extend upon what Business First has built in Santa Barbara. Our expanded products and resources should be a boost to the Business First team. Our shared values and corporate culture should make for a seamless transition. We look forward to welcoming the Business First employees, customers and shareholders to the Heritage Oaks family.”

Funari said, "The added resources and capabilities offered to us by Heritage Oaks will enhance and strengthen our team allowing us to better serve the Santa Barbara community. An increased lending limit and expanded product suite will bolster our efforts in this competitive market place. The benefits of this combination are compelling for all our constituencies.”

Dr. Michael Behrman, Chairman of Business First National Bank said, “This is a strong strategic move for our shareholders, employees and customers. Heritage Oaks is a high performing institution and we are excited to contribute to the performance of the combined company. We are proud of what Business First has accomplished and have high expectations for our partnership with Heritage Oaks.”

The boards of both companies have approved the transaction, which is subject to regulatory approval, approval by the shareholders of Business First National Bank and other customary conditions of closing. Heritage Oaks Bancorp expects the acquisition to be accretive to 2008 earnings per share. The operational integration of the combined institutions is expected to be completed during the fourth quarter of 2007. The combined organization will have assets of approximately $750 million, deposits of approximately $600 million and shareholders' equity of approximately $70 million.

Approximately 847,000 shares of Heritage Oaks Bancorp common stock and about $5.1 million in cash are expected to be issued in connection with the merger.

Milestone Advisors served as financial advisor and provided a fairness opinion to the board of directors of Heritage Oaks Bancorp. Reitner, Stuart & Moore served as legal counsel to Heritage Oaks Bancorp. Sandler O’Neill Partners served as financial advisor and provided a fairness opinion to the board of directors of Business First National Bank. Nixon Peabody served as legal counsel to Business First National Bank.

About Heritage Oaks Bancorp

Heritage Oaks Bancorp is the holding company for Heritage Oaks Bank. Heritage Oaks Bank has its headquarters, as well as one branch office, in Paso Robles, two branch offices in San Luis Obispo, single branch offices in Cambria, Arroyo Grande, Atascadero, Templeton and Morro Bay and three branch offices in Santa Maria. Heritage Oaks Bank conducts commercial banking business in San Luis Obispo County and Northern Santa Barbara County. For more information, visit Heritage Oaks Bancorp on the Web at www.heritageoaksbancorp.com.

About Business First National Bank

Business First National Bank is a full-service commercial bank that offers a wide selection of deposit, loan and investment services to local consumers and small business customers. The Bank opened in 2001 and now operates two banking offices in Santa Barbara, California. For more information, visit Business First National Bank on the Web at www.businessfirstonline.com.

Forward Looking Statements

Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to the possibility that planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame; revenues are lower than expected; competitive pressure among depository institutions increases significantly; the integration of acquired businesses costs more, takes longer or is less successful than expected; the cost of additional capital is more than expected; a change in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market areas in which Heritage Oaks Bancorp and Business First National Bank do business, are less favorable than expected; legislative or regulatory requirements or changes adversely affect Heritage Oaks Bancorp’s and Business First National Bank’s respective businesses; changes in the securities markets; Heritage Oaks Bancorp’s ability to consummate the acquisition of Business First National Bank, or to achieve expected synergies and operating efficiencies within expected time-frames or at all or to successfully integrate Business First National Bank’s operations; regulatory approvals for the proposed acquisitions cannot be obtained on the terms expected or on the anticipated schedule. Additional information on these and other factors that Heritage Oaks Bancorp could affect financial results are included in our Securities and Exchange Commission filings.

HEOP Business First Acquisition
May 29, 2007

When used in this release, the words or phrases such as “is expected to be”, “management expects that”, “will continue”, “is anticipated”, “estimate”, “projected”, or similar expressions, are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. Heritage Oaks Bancorp undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting Heritage Oaks Bancorp within PSLRA’s safe harbor provisions.

Securities Law Matters

This News Release may be deemed to be solicitation material in respect to the proposed transaction between Heritage Oaks Bancorp and Business First National Bank pursuant to an Agreement to Merge and Plan of Reorganization, dated as of May 29, 2007 by and among Heritage Oaks Bancorp and Business First National Bank (the “Agreement”). Filing of this News Release is being made in connection with Rules 165, 425 and 14a-12 promulgated by the Securities and Exchange Commission (“SEC”).

In connection with the proposed transaction, Heritage Oaks Bancorp will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a proxy statement/prospectus which will describe the proposed transaction and its proposed terms and conditions. Shareholders are encouraged to read the registration material and proxy statement/prospectus before making any voting or investment decisions because these documents will contain important information about the transaction. A definitive proxy statement will be sent to the shareholders of Business First National Bank seeking required shareholder approval. A copy of the Agreement will be filed in the near future with the SEC as an exhibit to Heritage Oaks Bancorp’s 8-K, a separate filing from the Form S-4. The registration statement, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be available for free when filed, both on SEC’s web-site (www.sec.gov) or by contacting Tana Eade, Vice President and Investor Relations Officer, Heritage Oaks Bancorp, 545 Twelfth Street, Paso Robles, California 93446. Additionally, all forms filed with the SEC and additional shareholder information is available free of charge on Heritage Oaks Bancorp’s web-site: www.heritageoaksbancorp.com. Heritage Oaks Bancorp posts these reports to its web-site as soon as reasonably practicable after filing them with the SEC. None of the information on or hyper-linked from Heritage Oaks Bancorp’s web-site is incorporated into this press release.

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NOTE: Transmitted on Prime Newswire on May 29, 2007, at 5:00 p.m. PDT.